CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Company (the “Company”).  The MD&A should be read in conjunction with audited financial statements for the year ended December 31, 2006 and notes thereto and news releases issued by the Company during the period January 1, 2006 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

The MD&A contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

TECHNOLOGY OVERVIEW

Current Technology has developed its core TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Company owns patents relating to the technology, methodology and design of its products.  ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  ETG treatments are presently available in a number of countries throughout the world.  The Company has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  Further particulars can be viewed on the Company’s website http://www.current-technology.com.  In addition to exploiting its core TrichoGenesis platform technology, the Company is seeking additional opportunities to enhance shareholder value.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

NEW INITIATIVES:  TeleSpyTM

On April 26, 2007 the Company announced formation of its Security and Safety Products Division (the “Division”) and the launching by way of a 50-50 joint venture of the Division’s first product, a patented telephone-based intrusion notification system, offering all of the features of a conventional monitoring system, with the additional benefits of portability and free (no monitoring fees) 24/7 operation.

The Joint Venture:  The Company and The Real Security Company Ltd. (“TRSC”), a private company located in Kelowna, British Columbia, have formed a 50-50 joint venture (the “JV”).  In turn, the JV has obtained the exclusive right to manufacture, market and sell TeleSpyTM worldwide.  On behalf of the JV, the Company has placed an order for 5,000 units from the Hong Kong based manufacturer, and will arrange for ongoing inventory financing. Going forward, all TeleSpysTM, from all sources worldwide, including sales forthcoming from pre-JV leads and relationships, will be made by the JV and the JV’s financial results will be reported on Current Technology’s financial statements using proportionate consolidation.

As further consideration for its participation in the JV, the Company has issued TRSC warrants to purchase up to 5 million common shares of the Company at $0.12 per share, subject to the following vesting provisions:  500,000 warrants to vest for each 500,000 units sold.  The warrants expire April 30, 2012, have a cashless exercise provision, and can only be exercised when the JV achieves the foregoing sales targets.  Finally, TRSC has agreed, subject to satisfactory due diligence, to contribute to the JV the marketing and sales rights to a device that blocks unwanted telemarketing calls.

The Product:  TeleSpyTM is a patented combination of a telephone, a motion sensor and an amplified microphone.  Upon detecting an intruder, TeleSpyTM automatically calls the property owner who can listen in from a remote location and make a “friend or foe” determination.  If the latter, the property owner can initiate a verified alarm call to the police who will treat the matter as a burglary in progress and respond accordingly.  Neither the property owner nor the police have to deal with false alarms, and there are no monthly monitoring fees.

The Manufacturer:  TeleSpyTM is manufactured by Auraland Electronics Co. Ltd. (“Auraland”).  Headquartered in Hong Kong and with manufacturing facilities in Shenzhen, China, Auraland last year produced over 2.8 million telephone sets, digital cameras and digital voice recorders.  With annual sales of approximately $25 million, Auraland is ISO9001:2000 compliant and certified by a number of international organizations including the British Approvals Board for Telecommunications and WIT Assessment.

The Marketing: The JV has attracted a number of seasoned sales reps to launch TeleSpyTM, including Vance Haggarty of Florida who has over 40 years in marketing and long standing relationships with a full range of retailers from Home Shopping Network to Costco and Home

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

Depot, to name just a few.  He works with a network of over 100 sales reps covering the US with over 20 offices.  Mr. Haggerty advises a number of his most successful new product launches resulted in excess of $60 million in sales in just over a year, with one product generating over a $100 million in sales within 16 months. He believes the TeleSpyTM could be the most successful to-date and confirms many major companies have expressed a serious interest in the product.

NEW INITIATIVES:  OTHER

The Company hopes to announce shortly an affiliation with a dynamic marketing organization that is addressing the needs of over 25 million small business owners in the United States. Management believes TeleSpyTM will be a perfect fit and is also hoping to introduce the organization to a GPS-based asset monitoring and management system which is the subject of ongoing negotiations.

NEW INITIATIVES:  FINANCIAL REQUIREMENTS

These initiatives are very new and full business plans have not been completed.  Additional debt and/or equity financing of an indeterminate amount will be required to fund these additional activities and ongoing corporate activities.

PRIOR INITIATIVES:  UNITED STATES

The Company has granted exclusive distribution rights in the United States for the TrichoGenesis platform products to Hair Envy, LLC (“Hair Envy”).  (Hair Envy is owned by Jason Olcese, president of Strategic Laser & MedSpa, LLC, and a financial partner) During Phase One, it is intended a total of 10 CTG units will be delivered to selected opinion leading salons and spas in the corridor between Santa Barbara and San Diego, California.  The first 5 CTG units have been delivered to a storage facility in Los Angeles, California and are awaiting distribution. Subsequent to crossing the US border, the Food and Drug Administration (“FDA”) placed an administrative hold on the five units. In three similar instances during 2004, the FDA placed an administrative hold on the Company’s CTG units, which were released once the FDA confirmed they were cosmetic units and not medical devices. Relying on these past precedents, the Company believes the units will be released in due course. It is anticipated the second 5 CTG units will be shipped during the third quarter of 2007.

During Phase One the primary objective will be to develop a data base of before and after images that will be used in newly designed marketing materials to support in store promotions and aggressive local and national print, radio and TV media awareness campaigns.  A professional video crew will visit these salons on a regular basis and record the progress and comments of

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

customers.  The video footage will be included in an infomercial and will be available for use by the media.  Once sufficient images of and comments from a broad cross section of men and women of varying ages and ethnicities have been captured, Phase Two will be launched.  Hair Envy has agreed to order 200 CTG units to support the national launch in Phase Two no later than the end of the third quarter of this year, at which time a fifty percent deposit will be paid to secure the order.

While Phase Three is not fully developed Hair Envy and the Company expect it to involve the creation of a national franchise system.  The agreement with Hair Envy is structured on a revenue sharing basis.  Going forward, the Company will sell CTG units to Hair Envy at cost and will be paid up to 27% of the projected consumer price, such amounts to vary with volume.

On February 12, 2007, the Company issued warrants to Hair Envy to purchase 2,500,000 common shares, exercisable at US$0.125 per share for 5 years, with the following vesting provisions: 750,000 upon issuance; 750,000 upon payment of the tenth unit; and 1,000,000 upon ordering of 200 units.  The warrants have a cashless exercise provision.

PRIOR INITIATIVES:  UNITED KINGDOM

In October 2005, the Company appointed Anchorage Capital Partners Limited (“ACP”) of London, England Corporate Finance and Investment Advisor.  In December 2005, a wholly owned UK subsidiary was formed – Current Technology (UK) Ltd. (the “Subsidiary”).  To date, the Subsidiary has not commenced material operations.  The Company is not presently actively pursuing a financial transaction with ACP to fund the Subsidiary, as it would be too dilutive given the Company’s low share price.

PRIOR INITIATIVES:  FRANCE

Recognizing the potential of an association with Intercoiffure, the Company shipped a unit to the selected salon in Paris, France, provided on site product training and attempted to keep in regular communication with the designated salon contact.  Unfortunately, these efforts were not reciprocated, and the salon never promoted ETG to its customers.  Therefore, the Company terminated the relationship and returned the unit to inventory.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

PRODUCT DISTRIBUTION

TrichoGenesis platforms are operating in 18 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea Thailand Singapore Indonesia Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which recent, relevant activity has occurred.

The Americas

United States:   Please see “Prior Initiatives:  United States”.

Venezuela:   The Company’s distributor Centro Laser de la Belleza purchased two ETGs in 2006 and initiated an advertising campaign to support future growth.

Mexico:   Our exclusive distributor Current Image Technology S.A. de C.V. is negotiating with three parties for rights to certain geographic areas.

Asia Pacific

Singapore:   Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) is operating three ETGs in two successful locations, doing business as “EHR Centres”.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

Korea:   The Company in April 2007 shipped an ElectroTrichoGenesis (“ETG”) device to Tribis Inc. (“Tribis”) of Seoul, Korea.  A manufacturer and distributor of cosmetic and medical devices, Tribis conducted extensive market research and determined that in order to achieve meaningful market penetration, full medical approval will be required.  Therefore, for the past several months, in concert with the Company, Tribis has been working with the Korean Food and Drug Administration (“KFDA”) to obtain the required approval.  Tribis believes the final step in the KFDA approval process should be the successful conclusion of an open study (open study, as opposed to the more complex double blind clinical trial).  The Company has designed the required protocol, and the study will be conducted by Tribis at its expense, using the ETG provided by Current Technology.  Tribis hopes to obtain full KFDA approval early next year.

Indonesia:   In July 2006, the Company shipped the first two ETG devices to Gromark’s sub-distributor PT. EHR Indonesia (“PT.EHR”) in Jakarta.  PT. EHR’s flagship location in Darmawangsa Square, a mall located in an upscale residential area of the capital city, is modeled after Gromark’s successful Camden Medical facility in Singapore.

Taiwan:   Gromark’s prospective subdistributor was unsuccessful in obtaining medical approval, ceased cosmetic operations and placed all units in storage due to a serious illness.

Australia:   During the first quarter of 2007, the Company shipped its first TrichoGenesis platform product under the Hair Envy banner to Australia.  Hair Envy’s partner is an Australian group with strong financial resources and a keen understanding of the health and beauty sector.  A second unit was shipped on a trial basis in April 2007 to be used for demonstration purposes at a health and beauty trade show.

Other:   Distributor agreements are in place with Gromark for Thailand, Hong Kong and Malaysia.  In addition to its focus on developing markets already under contract, Gromark reports ongoing negotiations with respect to other countries in Asia.  The Company cannot guarantee either if, or when, these negotiations will result in definitive agreements or purchase orders.

Europe

Turkey: The Company’s exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), has purchased a total of 12 ETGs during his first full year (to March 31, 2007) as distributor.  Sanomed’s principal Mr. Ali Bicken is executing a sound marketing and sales strategy, as evidenced by his highly successful launch.  He plans to participate in a number of trade show and medical meetings during the balance of 2007:  Mezoterapi Kongress – Istanbul; Aegean Dermatology Congress – Girne, Cypress; 11th Congress & Course on Aesthetic Surgery – Istanbul; 7th International Cosmetics Symposium, Istanbul; Prof. Lutfu Tat Dermatology Symposium – Ankara; and Kardiyoloji ve Kardiyovaskuler Cerrahide Yenilikler

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

Kongress – Antalya.  We hope to work closely with Mr. Bicken as he expands his reach into other areas.

REGULATORY COMPLIANCE

Manufacturing:  CosmeticTrichoGenesis Mark 5

The CTG Mark 5 has been issued the following:

i)

CSA International Certificate of Compliance as a Class 3872 81 Hygiene and Cosmetic Appliance certified to US standards.  Date of reissue February 7, 2006.

ii)

CSA International CB Test Certificate under IEC 60335-1.  Date of reissue February 8, 2006.

Manufacturing:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been issued the following:

i)

KEMA Quality B.V. CE Marking of Conformity Medical Devices.  The certificate is valid until March 2008.

ii)

CSA International Certificate of Compliance as Class 8750 01 and Class 8750 81 medical electrical equipment.  Date of issue September 23, 2005.

iii)

CSA International CB Test Certificate under IEC 60601-1.  Date of reissue October 19, 2005.

iv)

KEMA – Registered Quality Inc.  ISO 13485:2003.  The certificate is valid until February 25, 2009.

Health Regulatory:   ElectroTrichoGenesis Mark 1

The ETG Mark 1 has been approved as a medical device in the following countries:  Canada, New Zealand, Mexico, Chile, Singapore, Thailand, Indonesia and Turkey.  In addition, the CE Marking of Conformity Medical Devices provides coverage in Europe and many other countries around the world with the exception of the United States.  The medical approval process is underway in Korea.

HUMAN RESOURCES

Board of Directors:  On December 31, 2006 the Board of Directors consisted of:

Name

Title

Anne Kramer

Chairman

Robert Kramer (2)

CEO

George Chen

CFO

Anthony Harrison

COO

Peter Bell (1)

  -

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

Douglas Beder (2)

  -

(1)   Chairman of the Audit Committee

(2)   Member of the Audit Committee

OPERATIONAL COMMENTARY

Results of operations from a financial perspective are covered in detail later in the MD & A. In summary, the Company’s history of significant losses continues:  $1,886,814 during 2006; $1,815,217 in 2005; and $1,759,088 in 2004.  Management believes the following comments , which go beyond the numbers, should assist the reader in understanding the Company’s potential in the face of this history of losses.

Revenue Sharing Model:  As previously discussed (see Prior Initiatives:  United States), the Company has completed an agreement with Hair Envy for the exclusive distribution of TrichoGenesis  platform products in the United States.  Under terms of the agreement, the Company will sell units to Hair Envy at cost and will be paid up to 27% of the projected consumer price as its share of revenue, such amounts to vary with volume.  Revenue sharing has the potential to significantly increase the amount of revenue the Company may earn from a particular unit.  However, as noted the unit will be sold at cost, thus eliminating the recording of a gross profit at the time of sale.  Therefore, the revenue sharing model will result in a decrease in revenue recorded in the short run.  The Company believes this shortfall may be more than offset in the long run by enhanced revenues over time, i.e. from revenue sharing.  However, meaningful revenue from Hair Envy may not commence until at least 2008.  Management believes success in the United States may lead to further success internationally, but success cannot be guaranteed and will not be forthcoming quickly.

Operational Readiness:   The Company has invested resources in critical areas required for rapid growth, and is thus ready to grow as markets in the United States and other parts of the world unfold, as evidenced by the following:

•

The Company’s ability to communicate with units anywhere in the world from head office is fully developed with a proprietary piece of technology useable on either an external fax modem or high speed line.  This gives the Company the ability to monitor usage and performance, ensuring revenue generated is allocated in an appropriate manner.

•

The physical infrastructure is essentially in place.  The addition of $50,000 – $100,000 of computer and other equipment should suffice to monitor over 1,000 units placed around the world.

•

The human resources are also essentially in place.  Additional clerical staff will be required, but only as increased volume dictates.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

•

The Company’s prime contractor and lead manufacturer, Sicom Industries Ltd., has moved into new manufacturing facilities, with space designated for manufacturing and assembly of TrichoGenesis platform products.  Sicom confirms its desire and ability to meet any volume demands.

•

Importantly, the Company meets or exceeds all international standards for medical and cosmetic equipment.  All required audits of the Company’s manufacturing processes, quality assurances and quality control systems and equipment are in hand and up to date.

In summary, while the Company is not in a position to predict either if, or when, additional revenue may be forthcoming, management believes it can confirm its ability to meet the demand in a timely and efficient manner.

New Initiatives:  The Company is seeking additional opportunities to enhance shareholder value.

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Company and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary has not conducted material operations.  During the last three years, there have been no discontinued operations; no material changes in accounting policies and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd. and formation in April 2007 of the 50-50 joint venture with TRSC to exploit TeleSpyTM.  The consolidated financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 18 to the financial statements.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  The working capital deficiency increased significantly from $166,003 at December 31, 2005 to $378,123 at December 31, 2006, for a total increase of $212,120, as a result of the following:  on the asset side, a reduction in cash of $288,000 reflecting ongoing losses and the timing of closing of a partially completed private placement; a reduction in prepaid expenses of $103,852 as units were manufactured and moved from being deposits to completed inventory; and the amortization of deferred financing costs of $47,317.  On the liability side, the working capital deficiency was increased by an increase in accounts payable of $283,829 reflecting both ongoing losses and a shortage of cash with which to pay such accounts.  On the asset side, the foregoing items which enhanced the working capital deficiency were partially offset by a $52,431 increase in inventory reflecting an increase in the number of completed but unsold units.  On the liability side, a similar offset came from a reduction in the promissory note of $141,135 which was repaid in full; a reduction in

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

subscription liability of $237,367 reflecting the timing of completion of private placements; and a reduction in unearned revenue of $80,747 as deposits were turned into sales.

With respect to the long-term portion of the balance sheet, the Company performed an impairment analysis and wrote down the value of equipment and website development to nil.  The long-term liability consisting of the convertible promissory note increased from $688,174 to $832,009.  Both of these items resulted in an increase in Shareholders’ Deficiency.  Shareholders’ Deficiency increased form $793,866 on December 31, 2005 to $1,210,132 on December 31, 2006 for a net increase of $416,266 as a result of the net loss of $1,886,814 which was only partially offset by the $371,342 increase in contributed surplus (from stock based compensation and warrants); the $236,265 increase in the equity component of convertible promissory note (from the loan restructuring) and the $862,941 increase in share capital (see “Equity Resources”).

Consolidated Statement of Loss and Deficit:  Revenue declined by approximately $116,000 from $497,313 in 2005 to $381,578.  The primary reason for the decline in revenue is there were no sales to the United States in 2006 (there were 5 in 2005), a year devoted to negotiations with Strategic Laser/Jason Olcese, resulting in the exclusive distribution agreement with Hair Envy and the shipment of 5 CTGs in the First Quarter of 2007 (see Prior Initiatives:  United States).

During 2006, approximately 26% of expenses were stock-based, as compared to 22% in 2005, as evidenced by the following:

	Stock based	Cash based	Total
Amortization	-	23,418	23,418
Bank charges and interest	-	4,860	4,860
Consulting	217,136	2,175	219,311
Corporate Communications	55,810	101,550	157,360
Financing costs	7,480	53,287	60,767
Interest on convertible promissory note	-	106,345	106,345
Interest on promissory note	-	2,307	2,307
Legal, auditing and filing fees	-	196,594	196,594
Marketing	-	13,301	13,301
Office and other	-	36,358	36,358
Regulatory	-	11,306	11,306
Rent	-	64,691	64,691
Salaries and benefits	130,432	378,489	508,921
Telephone	-	23,410	23,410
Test and studies	-	80,183	80,183
Travel	-	72,721	72,721
	410,858	1,170,995	1,581,853

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

The Net Loss has been in the $1.8 million range for the last three years.  However, expenses decreased from approximately $2 million in 2004 to approximately $1.6 million in 2006.  The following changes in expense categories (2006 vs 2005) are worthy of comment.  Consulting increased by approximately $70,000 primarily as a result of the decision to write-down the fee paid to Anchorage Capital Partners (the fee will be credited against commissions due in the event of the closing of financing).  Interest on promissory note declined significantly as the note to finance an increase in inventory was repaid on time in January 2006.  In 2005, marketing expenses included payments to certain former legacy distributors who were terminated in contemplation of completion of the exclusive US distribution agreement with Hair Envy.  There were no such payments in 2006.  The material reduction in other marketing expenses is also a reflection of the agreement with Hair Envy to the extent the Company eliminated its own direct marketing and sales efforts in the US.  The increase in salaries and benefits results from the calculation of expenses associated with the issuance of Stock Options to employees ($130,432).

The foregoing decrease in both revenue and expenses (2006 vs 2005), results in a decrease in loss before other items of approximately $250,000 from $1,694,076 in 2005 to $1,442,564 in 2006. Other Items increased significantly in 2006 as compared to either 2004 or 2005 resulting in a Net Loss for all three years of approximately $1.8 million.  Specifically, there was a small foreign exchange expense in 2006 versus a significant ($164,757) gain in 2005 reflecting currency differences within certain transactions.  There were asset write-downs in both years ($38,776  vs $85,000).  The largest increase in Other Items, however, was accretion interest expense which went from $200,898 to $396,454, reflecting the restructuring of the loan agreement with the Company’s largest shareholder, Keith Denner.

Consolidated Statement of Cash Flows:  The funding of operating activities of $618,252 and investing activities of $1,883 by net financing activities of $332,135 resulting in a net decrease in cash of $288,000, is clearly demonstrated in this statement.

Changes in accounting policies:  There have been no material changes in accounting policies.

Significant Accounting Policies:  Debt Instruments:  The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the company issues warrants in connection with a debt instrument, the

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

Transactions with related parties:

Transactions During the Year -

Salaries and consulting fees accrued or paid

$322,312

Interest paid to director for overdue salary payable

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at December 31, 2006 -

Salaries, consulting fees payable to directors and

companies controlled by directors of the company

$57,065

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted under the 2004 Stock Option and Stock Bonus Plan.  Included in the change were options to purchase 3,325,000 shares held by Directors.  On May 8, 2006 the Directors extended the terms of 2.5 million warrants held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2006 to June 30, 2007 and on January 19, 2007 from June 30, 2007 to June 30, 2008.  On August 23, 2006, 975,000 stock options were granted to directors of the Company with an exercise price of US$0.19 and a term of five years.  All the options include a cashless exercise provision.  In addition, on January 18, 2007, the Directors extended the term of certain stock options expiring in 2007 by one year.  Included in the change were options to purchase 2.8 million shares held by Directors.

EQUITY RESOURCES

Share Capital:  A total of 6,217,000 shares were issued during 2006:

	Number of Shares	Amount
Balance, beginning	74,655,023	$34,061,493
Common Shares Issued -
- For cash	4,252,000	611,650
- For settlement of services provided	1,190,000	155,298
- Exercise of warrants	700,000	85,337
- Exercise of options	75,000	10,656

Balance, ending	80,872,023	$34,924,434

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

In addition to the foregoing, during the year 2006, the Company received US$55,000 for the private placement of 1,100,000 units. Subsequent to December 31, 2006, the Company received US$550,000 for the private placement of an additional 11,000,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.10.  The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances the warrants must be exercised within 21 days.  The units were issued March 30, 2007.  In April 2007 the Company issued warrants to purchase 5 million common shares at $0.12 per share to April 30, 2012, subject to certain vesting provisions (see New Initiatives: TeleSpyTM.)  Prior to December 31, 2006 the Company also received US$28,230 for the exercise of warrants in which the underlying shares have not been issued.  There are no preferred shares outstanding.

Warrants:  The following warrants were outstanding on December 31, 2006.

Expiry Date

Number of Shares

Exercise Price

Note Reference

January 9, 2007

2,000,000

US

$0.25

1,3

January 9, 2007

2,980,000

US

$0.10

1,3

January 9, 2007

6,949,766

US

$0.05

1,3

January 9, 2007

179,167

US

$0.15

1,3

January 9, 2007

1,600,000

US

$0.50

1,3

May 15, 2007

1,227,129

US

$0.55

June 28, 2007

450,000

US

$0.20

3

June 30, 2007

2,500,000

US

$0.05

3

June 15, 2009

1,000,000

US

$0.15

3

June 15, 2009

1,637,696

US

$0.20

July

 15, 2009

200,000

US

$0.20

January 2, 2010

3,200,000

US

$0.25

2,3

March 25, 2010

1,200,000

US

$0.25

May 31, 2010

1,200,000

US

$0.25

July 25, 2010

200,000

US

$0.15

September 21, 2010

300,000

US

$0.25

September 21, 2010

3,052,000

US

$0.25

December 30, 2010

600,000

US

$0.25

March 2, 2011

1,200,000

US

$0.25

December 31, 2011

4,000,000

US

$0.10

3,4

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

3

These warrants have a cashless exercise provision.

4

The expiry date for each set of warrants shall be the later of:

c)

December 31, 2011; and

d)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

Stock Options: From time to time the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  In addition, on September 2, 2004 the Company adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Company reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Company filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding December 31, 2006:

Expiry Date

Number of Shares

Option Price

February 7, 2007

3,070,000

US   $0.05

December 20, 2007

200,000

US   $0.05

September 6, 2007

200,000

US   $0.125

October 10, 2007

200,000

US   $0.20

December 19, 2007

225,000

US   $0.26

April 8, 2008

250,000

US   $0.26

September 30, 2009*

200,000

US   $0.30

October 17, 2009

850,000

US   $0.25

December 22, 2009

175,000

US   $0.25

December 23, 2009*

100,000

US   $0.25

May 17, 2010

175,000

US   $0.23

July

 15, 2010

150,000

US   $0.26

November 20, 2010

200,000

US   $0.28

December 12, 2010

200,000

US   $0.32

January 2, 2011

195,000

US   $0.31

August 22,2011

1,475,000

US   $0.19

August 22, 2011*

200,000

US   $0.19

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

*2004 Stock Option and Stock Bonus Plan

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted under the 2004 Stock Option and Stock Bonus Plan.

DEBT INSTRUMENTS

Convertible Promissory Note December 31, 2006:  On January 18, 2007 the Company reached an agreement with the holder of the convertible promissory note (“Note”) to extend maturity date of the Note from January 2, 2007 to January 9, 2008.  This agreement is effective December 31, 2006.

At December 31, 2006, total principal and interest restructured amounted to $1,194,021 (US$1,024,559).  The liability portion of this note is calculated as follows:

Principal and interest		$1,194,021
Less: Unamortized accretion from conversion feature	$236,265
Unamortized accretion from fair valuation of warrants	125,747	362,012
Period ended December 31, 2006		$ 832,009

After restructuring, the equity component of the note is $236,265.

The note bears interest at 10% per annum and the holder of the convertible promissory note has the right to convert all or part of the note to common shares of the Company at a conversion price of US$0.10 per share.

As additional consideration for restructuring, the Company issued the holder of the convertible promissory note 4,000,000 share purchase warrants exercisable for common shares at US$0.10 per share.  The expiry date of these warrants is the later of December 31, 2011 or the date which is one year and five business days after the note is fully repaid.

The note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

Convertible Promissory Note December 31, 2005:  On March 22, 2005, a promissory note in the amount of US$733,471 was restructured under terms of the Forebearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Company at any time until maturity.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

Prior to the restructuring, the lender advanced the Company US$76,456.  Including interest accrual to March 22, 2005 of US$16,408, the total principal restructured was US$826,335.  This new convertible note bears interest of 10% and matures on January 2, 2007.

At year end, the liability portion of this note was $688,174, calculated as follows:

Principal and interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

The equity component is $243,728.  The promissory note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the Company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shres at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

The Company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number of Warrants	Expiry Date	Exercise Price	New Expiry Date*
2,000,000	January 3, 2005	US $0.25	January 9, 2007
2,980,000	February 7, 2005	US $0.10	January 9, 2007**
179,167	September 27, 2005	US $0.15	January 9, 2007
1,600,000	October 11, 2005	US $0.50	January 9, 2007

*  The new expiry date for each set of warrants shall be the late of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the debt and any interest payable has been repaid in full.

**  US $0.05 up to and including February 7, 2006.

Promissory Note December 31, 2005:  On July 25, 2005 the Company issued a secured promissory note in the amount of US $110,000 to fund inventory.  As at December 31, 2005, the total amount outstanding including interest was $141,135 (US $121,356).  The note was fully repaid on January 26, 2006.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

Currency Fluctuations:  The increase in the value (i.e. strength) of the Canadian dollar resulted in an unrealized foreign exchange gain or recovery during 2005 of $164,757 and in an expense of $9,020 during 2006.  Historically the Company has not hedged its foreign exchange risk.  It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, $11,630 on December 31, 2005 and $11,654 on December 31, 2006.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Revenue	381,578	$497,313	$334,441
Operating loss	1,442,564	$1,694,076	$1,841,018
Net loss	1.886,814	$1,815,217	$1,759,088
Total Assets	271,403	$719,254	$692,568
Long term debt	832,009	$688,174	Nil
Dividends	Nil	Nil	Nil
Net loss per share	0.02	0.03	0.03

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2005 through December 31, 2006.  This information has been derived from unaudited interim financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2006 consolidated financial statements.

		2006			2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	53,869	76,527	104,646	146,536	43,840	147,626	155,102	150,745
Operating loss	222,174	596,044	339,051	285,295	738,498	289,185	372,091	294,302
Net loss	559,178	597,027	370,693	359,915	806,122	261,653	527,247	220,195

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

As evidenced by ongoing losses, the Company has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Revenue can only be described as modest at best.  In the circumstances, comparisons stated in either absolute or percentage terms are not particularly meaningful.  In 2006, there were no sales to the United States.  Reductions in revenue as a result of the transition to the revenue sharing model are seen commencing in Q4 of 2005.  The Company believes annual revenue may increase significantly as a result of its initiatives in the United States, however, quarter by quarter comparisons will probably remain less than meaningful in the near term and future reductions in quarterly revenue may occur, as they have recently, as a result of the transition to the revenue sharing model.

RISK FACTORS

The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement, or statements, made in this report.  The Company’s securities are speculative and investment in the Company involves a high degree of risk.  Prospective investors should consider the following:

1.

The Company incurred a net loss of $1,886,814 for the year ended December 31, 2006 (2005:$1,815,217; 2004:$1,759,088). The Company has reported recurring losses since inception which have resulted in an accumulated deficit of $37,998,964 at December 31, 2006 (2005:$ 36,112,150). The Company has relied and will continue to rely on debt and/or equity financing and/or the sale of certain rights for consideration including cash. There is no certainty that additional debt and/or equity financing and/or arrangements for the sale of rights will be available on reasonable terms or at all.

The ability of the Company to continue as a going concern is dependent on the receipt of additional financing and /or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.  Any inability to obtain additional financing when needed and/or the loss of a material contract would have a material adverse effect on the Company, including possibly requiring the Company to significantly reduce or possibly cease its operations.

2.

If the Company was unable to continue as a going concern, material adjustments would be required to the carrying value of assets and liabilities on the balance sheet and the balance sheet classifications used.

3.

The Company has commenced marketing its cosmetic product CosmeticTrichoGenesis in the United States.  The marketing of CosmeticTrichoGenesis is subject to regulatory authorities in the United States, including but not limited to the FDA and FTC.  These agencies may seek to limit or deny the Company the ability to market CosmeticTrichoGenesis as a cosmetic product.  The Company must also receive

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

regulatory approval to market its medical product ElectroTrichoGenesis in the United States.  The Company has not applied, and does not intend to apply, for such regulatory approval in the United States. Consequently, there can be no guarantee as to either if, or when, such approval may be obtained.

4.

As with any product or service, competition from new sources may arise and existing competition may increase which may adversely affect the Company’s business plan.

5.

The Company’s success will partially depend on its ability to obtain and enforce patents relating to the technology and to protect trade secrets. Further patents may not be available. In addition, third parties may challenge, narrow, invalidate or circumvent the Company’s patents. The patent position of medical device companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the U.S. Patent Office nor the courts have a consistent policy regarding breadth of claims allowed or the degree of protection afforded under many device patents.

In an effort to protect its unpatented proprietary technology, processes and know-how, the Company’s employees and consultants are required to execute confidentiality agreements. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and the Company may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict, or be subject to, the rights of third parties with whom employees or consultants have previous employment or consulting relationships. Also, others may independently develop substantial proprietary information and techniques or otherwise gain access to the Company’s trade secrets. The Company intends to market its products in many different countries. In some of those, patents may not be held nor applied for. Different countries have different patent rules and the Company may sell in countries that do not honor patents and in which the risk of product copying would be greater.

6.

The Company’s business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of medical and/or cosmetic products.  While the Company will take precautions it deems to be appropriate to avoid product liability suits against it, there can be no assurance that it will be able to avoid significant product liability exposure.  Product liability insurance is generally expensive to the extent it is available at all.  The Company has not yet obtained product liability coverage.  There can be no assurance that it will be able to obtain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims.  A successful product liability claim brought against the Company may exceed any insurance coverage secured by the Company, and could have a material adverse effect on the Company’s results or ability to continue marketing its products.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

7.

The Company is dependent on the management of certain key personnel.  At this time, no key man insurance has been obtained.

8.

Historically, consumers held negative perceptions for hair restoration products or processes.  While the Company has developed a reasonable strategy for responding to this perception, there can be no assurance that widespread acceptance of the Company’s technology can be achieved.

9.

Many of the countries in which the Company’s products are available face adverse economic and political conditions which make business development more difficult.

10.

Due to the relatively low price of the Company’s shares, financings have caused and may continue to cause dilution.

11.

The Company’s common stock is listed on the OTCBB.  Investors may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company’s common stock than would be the case if it were listed on a more recognized stock exchange or quotation service.  In addition, trading in the Company’s common stock is currently subject to certain rules under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. Penny stocks are generally non-Nasdaq equity securities with a market price less than $5.00 per share. The penny stock rules require broker-dealers selling penny stocks to make certain disclosures about such stocks to purchasers thereof, and impose sales practice restrictions on broker-dealers in certain penny stock transactions.  The additional burdens imposed upon broker-dealers by these rules may discourage them from effecting transactions in the Company’s common stock, which could limit the liquidity of the common stock and the ability of the Company’s stockholders to sell their stock in the secondary market.

12.

The life cycle of the products that the Company plans to develop is difficult to predict.  Failure to gain timely market acceptance of its products would have a material adverse effect on the Company’s ability to generate revenue, and would have a material adverse effect on the Company’s business, financial condition and results of operations.  To successfully gain market acceptance, the Company must develop the ability to manufacture its products in sufficient quantities in compliance with regulatory requirements and at an acceptable cost.  The Company has limited long-term experience in manufacturing its products, and could experience difficulties in development or manufacturing that may have a material adverse effect on the Company’s ability to market its product.  Moreover, there can be no assurance that the Company will be successful in scaling up manufacturing operations sufficient to produce its products in sufficient volume to generate market acceptance.

CURRENT TECHNOLOGY COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 (continued)

13.

The Company has entered into agreements with distributors in various countries around the world.  In most instances, these agreements are with entities which have few if any, assets.  If these entities fail to perform, the Company’s only remedy may be to cancel the contract and seek a replacement distributor.  Thus there are no assurances that the minimum number of units will be purchased under any agreement.

Dated:  April 27, 2007